Exhibit 15



                                                     May 5, 1999




Board of Directors
Sunstone Hotel Investors, Inc.
903 Calle Amanecer
San Clemente, CA  92673


Dear Sirs:


          Reference is made to our letter to you dated April 5, 1999 containing a proposal by SHP Acquisition, L.L.C. to acquire all of the common stock of Sunstone Hotel Investors, Inc. ("Sunstone") for consideration of $9.50 to $10.00 in cash per share on the terms and subject to the conditions set forth therein (the "Proposal Letter"). In response to the request from the Special Committee of the Board of Directors of Sunstone for additional time to review and evaluate our proposal, by letter dated April 30, 1999, we extended the expiration of the Proposal Letter until 5:00 p.m., California time, on May 5, 1999.

          As discussed with representatives of the Special Committee, we are willing to continue to discuss the proposal with the Special Committee and its representatives, and the proposal will remain open until such time as we inform the Special Committee otherwise. We reserve the right, however, to withdraw our proposal at any time. Other than this extension, the terms and conditions of our proposal remain the same as those contained in the Proposal Letter.

          Please contact Paul Kazilionis (561-545-9775), Jon Paul (212-849-
8839) or Mark Mance (415-438-3339) of Westbrook Real Estate Partners L.L.C., or Bob Alter (949-369-4309) of SHP Acquisition, L.L.C. or Richard Capelouto (212-455-7040) or Brian Stadler (212-455-3765) of Simpson Thacher & Bartlett, or Martin Edelman (212-856-7100) or Steven Lichtenfeld (212-856-6996) of Battle Fowler LLP, to respond to our offer, or if you or your counsel require any additional information.
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Board of Directors
Sunstone Hotel Investors, Inc.         -2-           May 5, 1999


          We look forward to entering into a definitive merger agreement with you as soon as possible and consummating this transaction on an expedited basis.

                                         Very truly yours,

                                         SHP Acquisition, L.L.C.


                                         By /s/ Robert A. Alter
                                            -------------------------
                                             Name:  Robert A. Alter
                                             Title: Manager


                                         By /s/ Paul D. Kazilionis
                                            -------------------------
                                            Name:  Paul D. Kazilionis
                                            Title: Manager